Policies with Respect to Security Investments

Effective May 30, 1997, there are no minimum or maximum limitations regarding the dollar weighted average portfolio maturity of the Managed Bond Fund. The Fund's average portfolio maturity will change from time to time, and may be longer or shorter than ten years in light of the investment adviser's views of prevailing market and economic conditions.